					Exhibit 99(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	Twelve Months Ended
	December 31,					June 30,

	1999	2000	2001	2002	2003	2004

Fixed charges, as defined:
Total Interest Charges	$97,023	$101,600	$109,523	$103,210	$91,221	$85,479
Interest applicable to rentals	17,289	16,449	14,563	12,762	15,425	13,564

Total fixed charges, as defined	114,312	118,049	124,086	115,972	106,646	99,043

Preferred dividends, as defined (a)	17,836	13,479	12,348	11,869	14,274	14,051

Combined fixed charges and preferred dividends, as defined	$132,148	$131,528	$136,434	$127,841	$120,920	$113,094

Earnings as defined:

Net Income	$69,313	$137,047	$178,185	$135,643	$126,009	$113,879
Add:
Provision for income taxes:
Total	54,012	100,512	105,933	71,404	105,296	94,055
Fixed charges as above	114,312	118,049	124,086	115,972	106,646	99,043

Total earnings, as defined	$237,637	$355,608	$408,204	$323,019	$337,951	$306,977

Ratio of earnings to fixed charges, as defined	2.08	3.01	3.29	2.79	3.17	3.10

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	1.80	2.70	2.99	2.53	2.79	2.71

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.